UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41647

Ohmyhome Limited

(Exact name of registrant as specified in its charter)

243 Alexandra Road

#02-01 BS Centre

Singapore 159932

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously disclosed, on June 23, 2025, Ohmyhome Limited (the “Company”) held its 2025 Extraordinary General Meeting of the Shareholders (the “Meeting”). As approved by the shareholders at the Meeting, the Company filed the Second Amended and Restated Memorandum and Articles of Association of the Company with the Companies Register of the Cayman Islands. The change from Ordinary Shares to Class A Ordinary Shares will be reflected with the Nasdaq Capital Market and in the marketplace at the open of business on July 28, 2025, whereupon the Class A Ordinary Shares will begin trading. The Company’s Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “OMH” and under the CUSIP Number of G6S38M123.

Exhibits Index

Exhibit No.	Description
3.1	The Second Amended and Restated Memorandum and Articles of Association of Ohmyhome Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2025

Ohmyhome Limited

	By:	/s/ Novianto Tjhin
	Name:	Novianto Tjhin
	Title:	Co-Chief Executive Officer